Mail Stop 7010

November 18, 2005

via U.S. mail and facsimile

J. Randall Clemons
President and Chief Executive Officer
Wilson Bank Holding Company
623 West Main Street
Lebanon, Tennessee  37087

	Re:	Wilson Bank Holding Company
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		Form 10-K/A for Fiscal Year Ended December 31, 2004
		Filed April 29, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30,
2005,
and September 30, 2005
		File No. 0-20402

Dear Mr. Clemons:

      We have reviewed your response letter dated October 25, 2005 and have the following additional comments. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we are asking you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2004

Report of Management on Internal Control Over Financial Reporting, page 4

1. We note your response to comment 1 in our letter dated October
6,
2005. Specifically, you acknowledge that Maggart & Associates did suggest you include certain new disclosures in your annual financial statements for the fiscal year ended December 31, 2004, such as the impact of any new accounting standards, other than temporary impairment and your ability to sell the securities, and the standby letters of credit sections. Your response appears to imply that Maggart & Associates prepared the new disclosures that were "suggested" and included in your annual financial statements. Furthermore, we note that the discounted cash flow spreadsheets you used to calculate the fair value for the financial assets and liabilities were originally created by Maggart & Associates.

Section II.B.1. of Release No. 33-8183, "Final Rule:
Strengthening
the Commission`s Requirements Regarding Auditor Independence" states,
"...we are adopting rules stating that all bookkeeping services would cause the auditor to lack independence unless it is reasonable to conclude that the results will not be subject to audit procedures."
Because an audit includes the examination of evidence supporting the disclosures in the financial statements, it would appear that such participation results in Maggart & Associates auditing its own work, thereby impairing Maggart & Associates` independence under the SEC`s auditor independence rules.

We note your representation to us in your letters dated September
23,
2005 on page 2 and October 25, 2005 on page 5 that you will be able to remedy the material weakness in your internal control over financial reporting by having your personnel prepare the initial draft of the annual, audited consolidated financial statements and audited footnotes for the fiscal year ended December 31, 2005 and each subsequent fiscal year. Please confirm to us that your remediation of this material weakness will include preparation of all numerical and textual financial statement disclosures by your personnel for the fiscal year ended December 31, 2005 and each subsequent fiscal year. If not, please be advised that Maggart & Associates` continued participation in the preparation of your financial statements could result in the need for a re-audit by another auditing firm.

2. We note your response to comment 2 in our letter dated October
6,
2005. You state that you continue to believe that your disclosure controls and procedures are effective, despite the material weakness that led to the conclusion that your internal control over financial reporting is ineffective as of December 31, 2004. While we note that the definition of disclosure controls and procedures differs from the definition of internal control over financial reporting, the underlying issue surrounding the material weakness identified can and often does affect both areas. As such, it remains unclear to us how you were able to conclude that your disclosure controls and procedures are effective as of December 31, 2004 in light of Maggart
& Associates statement on page 5 of your Form 10-K/A for the fiscal year ended December 31, 2004, "The lack of controls could result in incomplete or inaccurate disclosures in the financial statements." Please refer to the definition of disclosure controls and procedures in Rule 13a-15(e) of the 1934 Exchange Act, which states disclosure controls and procedures "means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms...controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

If after further evaluation, you have reached a conclusion that your disclosure controls and procedures are ineffective as of December
31,
2004, please amend your Form 10-K for the fiscal year ended
December
31, 2004 to state as such.

If you continue to believe your disclosure controls and procedures are effective as of December 31, 2004, please amend your Form 10-K for the fiscal year ended December 31, 2004 to include disclosure that explains how you were able to conclude that your disclosure controls and procedures are effective in light of the material weakness identified. Specifically, please include a comprehensive discussion in Item 9A. Controls and Procedures, Evaluation of Disclosure Controls and Procedures that sufficiently addresses each of the following points:

* A detailed description of the material weakness;
* The specific reasons why you do not believe this material weakness does not result in ineffective disclosure controls and procedures as of December 31, 2004, which also should address the statement in your auditor`s report on page 5 of the Form 10-K/A noted above; and
* The specific steps you are taking or intend to take to remediate the material weakness.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.




	You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief

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J. Randall Clemons
Wilson Bank Holding Company
November 18, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE